

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Gerry Shirren
Principal Financial Officer
E World Interactive, Inc.
2580 Anthem Village Drive
Henderson, Nevada, 89052

Re: E World Interactive, Inc.
Form 10-K
File No. 333-130707

Dear Mr. Shirren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1. Please amend your Form 10-K for the following items, or tell us why such revision(s) are unnecessary:
   a. Please revise your cover page to reflect the correct file number of 000-52438.
   b.
   c. Please revise your statement of operations to indicate the $3.041 million gain is a gain on debt conversion and not an extraordinary item.
   d. Please include a properly signed and dated report from your independent accountant. Specifically, you have not included the city in the signature and it appears the date is incorrectly listed as April 10, 2009.
   e. Please revise the fiscal 2009 column included the table in Note 7 on page F-11 for mathematical accuracy.

      f. Given the above items requiring a restatement and our comment directly below regarding your audit report, please revise your assessments of internal control over financial reporting and disclosure controls and procedures as set forth in Item 9A as "ineffective."

Your amendment should be filed as soon as possible after receipt of this letter.

2. As a related matter, we interpret Article 2 of Regulation S-X to require the audit report on the financial statements of a company incorporated in the U.S. and/or that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the U.S. In certain circumstances we will consider other relevant factors in evaluating the appropriateness of the location from which the auditors' report was rendered. In those circumstances we encourage you to consult with the staff prior to filing. However, based upon your circumstances in fiscal 2009, it appears to us that the use of an auditor licensed in the U.S. would have been appropriate for that fiscal period at a minimum. Further, an auditor whose report is included in a domestic registrant's filings should be formally qualified as an expert in U.S. GAAP as well as the standards of the PCAOB.

Form 10-Q for the Quarterly Period ended June 30, 2010

3. Please tell us why you recorded the acquisition of Media and Technology in May 2010 as a purchase and not as an acquisition under common control given your disclosure that Blue Atelier is the majority shareholder in both you and Media and Technology. Further, please tell us what consideration was given to treating Media and Technology as your Predecessor for financial statement purposes.

4. It appears to us that Media and Technology acquired the contracts, rights and agreements from Blue Atelier. If our understanding is correct, please note that these intangible assets should have been recorded by Media and Technology at the transferors' historical cost basis determined under GAAP. If historical cost basis was less than $150,000, the difference should be accounted for as a distribution. Please revise or advise, as appropriate Please also identify the seller of the premium domain name and web-site.

5. Further, please discuss whether the acquisition was considered to be the acquisition of a business for purposes of your financial statements. In addition, discuss whether it constituted the acquisition of a business pursuant to Rule 11-01 (d) of Regulation S-X.

Consolidated Statements of Cash Flows, page 6

6. Please tell us the facts and circumstances surrounding the item "Other - Pre-Acquisition Loss of Media & Technology Solution Inc." of $16,543.

****

Mr. Gerry Shirren
E World Interactive, Inc.
September 9, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief